November 10, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 8
Transamerica Financial Life Insurance Company
TFLIC Series Life Account
TFLIC Freedom Elite Builder II (File No. 333-113442/811-8878)

Filer CIK No.: 0000933275

Dear Sir or Madam:

On behalf of Transamerica Financial Life Insurance Company and TFLIC Series Life Account (the “Account”), we have enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, and Rule 485(b) thereunder, and (2) the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 8 (“Amendment”) to the Form N-6 Registration Statement of the TFLIC Freedom Elite Builder (the “Policy”) being funded through the Account. This filing has been marked to show changes from the last post-effective amendment for the Policy.

This Amendment reflects responses to the Staff’s comments received on September 26, 2008 regarding the Registrant’s “a” filing that was submitted to the Commission on August 12, 2008, and other minor clarifying or stylistic changes. The comments by the Staff requesting a supplemental response will be submitted separately via a “Correspondence” EDGAR filing today.

This Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 (“1933 Act”). We represent that the Amendment does not contain disclosures that would otherwise render it ineligible to become effective pursuant to paragraph (b).

If you have any questions concerning this filing, please do not hesitate to call Arthur D. Woods, Esq. at (727) 299-1830 or me at (727) 299-1747.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – Life Products

Enclosures

cc:	Arthur D. Woods, Esq.

Mary Jane Wilson-Bilik, Esq.

Priscilla Hechler